SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of SEPTEMBER 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


           RYANAIR ANNOUNCE RETIREMENT OF UP TO 9 BOEING 737-200'S

As previously announced, Ryanair is currently taking delivery of 15 new Boeing 737-800 aircraft over the next six months, with a further 29 aircraft due for delivery in the 12 months thereafter. This delivery program was designed to facilitate the growth of the Company and the retirement of our 21 Boeing 737-200 series aircraft. The first 7 Boeing 737-200's were planned for retirement this winter and the balance over the following 18 months. For the reasons outlined below, Ryanair has now decided that it may increase the number of retirements this winter from 7 to 9 x 737-200's and bring forward their anticipated date of retirement.

During the course of a recent scheduled aircraft overhaul Ryanair became aware of some scratches (or scribing) to the outer skin of a Boeing 737-200 series aircraft, which indicated that an inappropriate procedure may have been undertaken during the course of that aircraft's last full repainting which was undertaken by FLS Aerospace in the UK.

Ryanair together with experts from Boeing, has established that a further 10 (making 11 in total) of our 21 x 737-200 series aircraft passed through this FLS Aerospace paint shop in the UK during the relevant period. Ryanair has implemented the recommended Boeing inspection program to examine these aircraft in detail and Ryanair will continue to work closely with Boeing and the Irish Aviation Authority following their recommended and approved procedures. To date these inspections indicate that 2 of the 11 aircraft appear not to be affected by these scratch marks, and 5 appear to be affected. The remaining 4 aircraft are being inspected in accordance with the Boeing recommended and approved guidelines.

Given the planned retirement of the 737-200's, and the cost of repairing any affected aircraft, the Board of Ryanair have decided that it would not be economically viable to carry out these repairs and any of these aircraft, so affected, will be retired.

To cover for the possible earlier retirement of these aircraft pending the delivery of 15 new 737-800's over the next six months, Ryanair have arranged for the short term lease in of 2 x Boeing 737-800's, 2 x Boeing 737-300's, and 1 x 737-200. Any further retirements will be replaced by our new 737-800 deliveries. There will be no shortage of seat capacity or disruption to our schedule, given these lease-ins and the delivery of the new 737-800 series aircraft.

The cost of these lease-ins over the coming 3 to 5 months will be partially offset by cost savings from the earlier retirement of between 7 to 9 of the older 737-200's and the additional revenues generated by the larger aircraft leased in. Accordingly the net effect of the above program will result in a one time exceptional charge of approximately EUR 5m in the fiscal year ended
March 31, 2004.

Ends.                                               Friday, 19th September 2003

For reference:           Pauline McAlester

                         Murray Consultants

                         Tel: 00-353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 September 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director